EXHIBIT 14.1

ETHICS POLICY

1. GENERAL

Provena will be a law-abiding business by choice, not by compulsion, and will attempt to operate by the “Golden Rule” in all matters.

2. RELATIONS WITH THE FINANCIAL COMMUNITY

The vice president-general counsel and the chairman are authorized to represent the Company to the financial community. No other persons are authorized. Any employee may discuss Company data known to be public information with anyone. No employee may discuss Company data not known to be public information with anyone, unless authorized. Discussions with Company auditors and legal counsel are always authorized. Discussions, necessary to the normal conduct of the Company’s business, with other employees, customers and suppliers are authorized. This policy is intended to control the dissemination of information, good or bad, which might affect a decision to buy or sell the Company’s stock. All investors are to be informed of the information simultaneously. When the information is not public, it must be known only by persons who need to know, and they must not deal in Company stock. When in doubt say nothing.

3. RELATIONS WITH SUPPLIERS

The Company will pay for what it receives from suppliers. As an example, if the Company is billed for 10 units but receives 9 or 11, the vendor will be paid for the 9 or 11 units received. While Company employees have a duty to negotiate the most favorable prices and terms obtainable from a supplier, they must not knowingly induce or receive a discrimination in price which violates the Robinson-Patman Act. No employee may ask for or accept any personal benefit from a supplier, except token holiday gifts. What is a token gift? The Internal Revenue Code provides deductibility for business gifts (not money) of a value of $25 or less. That is a token gift. This policy encourages all employees to refuse all gifts from suppliers, including lunch, on the general belief that there is no “free lunch.” A general policy of evenhanded refusal of gifts fits the “Golden Rule” by treating all suppliers equally. Also, gifts should not be given to suppliers any more than to customers.

4. RELATIONS WITH CUSTOMERS

Without customers, the Company has no business. However, customers are neither always right nor always reasonable. Every employee making pricing decisions must incorporate the Robinson-Patman Act in those decisions. “Pricing” covers everything the Robinson-Patman Act covers — prices, discounts, allowances, and brokerage, for example. No employee may authorize payment of brokerage except to an independent broker for services rendered engaged by the Company by a written agreement approved by the vice president-general counsel. Customer demands for treatment violating the Robinson-Patman Act will be refused, with an explanation given, at the acceptable risk of losing the customer. The quality of goods we produce is critical to the success of our Company. If we deliver defective goods, we must be willing to immediately act to make our customer’s position whole, whatever is required. With resale goods, we must select reputable suppliers willing to act in the same manner. The Company will make no gifts to customers, other than token holiday gifts. Sales persons who schedule their work so as to be buying meals for customers’ representatives, other than on unavoidable occasions, will be admonished, and if the practice persists, replaced. Meals are gifts. Golf fees and sporting and entertainment event costs are of dubious deductibility under the Internal Revenue Code, and will not be paid by the Company directly or through reimbursement of an employee. The same evenhanded refusal of gifts from suppliers is encouraged for gifts from customers.

5. RELATIONS WITH EMPLOYEES

Employee compensation and benefits are subject to extensive policies and provisions which are documented separately. Non-union employees may be treated individually on their own merit, subject to compliance with established Company policies, wage-hour laws and the terms of benefit plans. Union employees must be treated in accordance with their collective bargaining agreement and the terms of their benefit plans. Each employee should be treated fairly, evenhandedly, and with respect and candor so that the employee knows where he stands and what to expect in the future. This eliminates any need to negotiate to retain the services of an employee choosing to leave the Company. The Company will reward productivity only, whether from talent or dedication, and not longevity, for non-union employees.

6. RELATIONS WITH RELATIVES OF EMPLOYEES

A decision by a manager concerning hiring, firing, compensation, position or a similar matter for a relative of the manager, including use of a relative as an independent contractor, must be approved in advance by an independent management employee of higher positron than the manager, all subject to the ultimate authority of the board of directors.

7. RELATIONS WITH COMPETITORS

While price fixing and allocation of customers or territories among competitors is illegal under the Sherman or Clayton anti-trust acts, nothing prohibits cordial relations with competitors. The Company and a competitor can co-pack for one another; can borrow or loan equipment; can buy, sell, or exchange products; can work together for the betterment of the industry; can sponsor research for improvement of their products; and generally can cooperate in any way that benefits the industry and its customers and does not restrain trade or lessen competition. Non-public information relevant to investors cannot be disclosed to a competitor and proprietary information would normally not be disclosed.

8. RELATIONS WITH THE COMPANY

It is basic that employees in their employment will act in the best interests of the Company and will not seek personal gain to the detriment of the Company. This prohibits diverting Company assets to personal use. It obviously prohibits accepting commercial bribes for directing the Company’s business. And the “Golden Rule” prohibits the Company and its employees from giving commercial bribes to the representatives of customers or suppliers. The policies in the sections on suppliers and customers recognize that a gift must be token to be distinguished from a commercial bribe.

APPROVED BY THE BOARD OF DIRECTORS AUGUST 19, 1989.